

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 25, 2015

Mark J. Bonney
Chief Executive Officer
MRV Communications, Inc.
20415 Nordhoff Street
Chatsworth, CA 91311

> **Re:** **MRV Communications, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 31, 2015**
> **File No. 001-11174**

Dear Mr. Bonney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please update your financial statements to include your latest interim period financial information. Also, provide the historical financial statements of Tecnonet S.p.A. for all periods required by Item 14 of Schedule 14A. Refer to the Division of Corporation Finance's July 2001 Interim Supplement to Publicly Available Telephone Interpretations, Section H6 at: http://www.sec.gov/interps/telephone/phonesupplement3.htm.

Company's Reasons for the Sale, page 14

2. Please revise your disclosure to discuss the material factors that the board considered in recommending that shareholders approve the sale of the Tecnonet business. In this regard, we note that you refer to "a number of factors including the following" in the first sentence of this section and that you refer to "a number of countervailing factors… including the following" in the last paragraph of this section.

Projected Financial Information, page 14

3.   We note that you have disclaimed your obligation to disclose any changes in your projections or assumptions upon which your financial advisor based its opinion. Please tell us whether any material changes have occurred since the delivery of the financial advisor's opinion or that are anticipated to occur before the security holder meeting.

Opinion of Stout Risius Ross, Inc., page 16

4.   Please ensure that you disclose all material analysis of your financial advisor. In this regard, we note the reference in the last bullet point on page B-2 of the opinion attached as Annex B to "An analysis of other facts and data resulting in our conclusions" and your reference in the last bullet point on page 16 to "An analysis of other facts and data resulting in SRR's conclusions."

5.   We note the limitation on reliance by shareholders in the first sentence of the penultimate paragraph on page B-3 of the opinion attached as Annex B and in the last sentence on page 17. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Otherwise:

- Disclose the basis for the financial advisor's belief that shareholders cannot rely upon the opinion to support any claims against the financial advisor arising under applicable state law, such as the inclusion of an express disclaimer in the financial advisor's engagement letter with you.

- Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction.

- Disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law.

- Disclose that the availability of such a state-law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws.

6.   We note the statement in the first sentence of the penultimate paragraph on page B-3 of the opinion attached as Annex B and the statement at the top of page 18 that your financial advisor's fairness opinion may not be used without its express, prior written consent. If true, please disclose that Stout Risius Ross has consented to the use of the opinion in this document and to your summary of the opinion as it appears in your proxy statement.

Mark J. Bonney
MRV Communications, Inc.
September 25, 2015
Page 3

7.   Please revise the last paragraph on page 23 to disclose the amount of the fees you paid to
        your financial advisor.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

  •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •   staff comments or changes to disclosure in response to staff comments do not foreclose
      the Commission from taking any action with respect to the filing; and

  •   the company may not assert staff comments as a defense in any proceeding initiated by
      the Commission or any person under the federal securities laws of the United States.

        You may contact Gary Newberry at (202) 551-3761 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements
and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3528
with any other questions.

                                              Sincerely,

                                              /s/ Amanda Ravitz

                                              Amanda Ravitz
                                              Assistant Director
                                              Office of Electronics and Machinery

cc: Steven I. Suzzan
        Norton Rose Fulbright US LLP